Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended April 30,		For the Nine Months Ended April 30,
	2016	2015	2016	2015
Net (Loss) income available to stockholders	$(892)	$1,385	$8,352	$6,302
Less: Distributed and undistributed earnings allocated to non-vested restricted stock	—	(20)	(192)	(91)
(Loss) earnings available to common shareholders	$(892)	$1,365	$8,160	$6,211
Shares Calculation
Average shares outstanding - Basic Common	4,986	4,957	4,981	4,953
Average shares outstanding - Basic Class B Common	2,055	2,022	2,049	2,018
Potential Common Stock relating to stock options and non-vested restricted stock *	—	67	55	63
Average shares outstanding - Assuming dilution	7,041	7,046	7,085	7,034
Net (Loss) Income Per Share: Basic Common	$(0.14)	$0.21	$1.25	$0.96
Net (Loss) Income Per Share: Basic Class B Common	$(0.10)	$0.16	$0.94	$0.72
Net (Loss) Income Per Share: Diluted	$(0.13)	$0.19	$1.15	$0.88

* In the table above, a total of 72,000 of potential common stock relating to stock options and non-vested restricted stock were excluded from the calculation of diluted net loss per share for the three months ended April 30, 2016 since their effects were anti-dilutive.

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